April 11, 2014
Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Gastar Exploration Inc.
Registration Statement on Form S-4
Filed March 17, 2014
File 333-194603
Ladies and Gentlemen:
Set forth below are the responses of Gastar Exploration Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 9, 2014, with respect to Registration Statement on Form S-4, File No. 333-194603, filed with the Commission on March 17, 2014 (the “Registration Statement”).
Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of Registration Statement.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.
Heading from SEC Response Letter

1.
We note that you are registering the 8 5/8% senior secured notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp. SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	1001 Fannin, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission
April 11, 2014

RESPONSE:
The Company acknowledges the Staff’s comment and has provided a supplemental letter attached to this response letter stating that it is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no action letters, which includes the representations contained in the Morgan Stanley and Sherman & Sterling no action letters.

2.
As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

RESPONSE:
The Company acknowledges the Staff’s comment and confirms that the offer will be held open at least through midnight on the twentieth business day following the commencement of the offering. The expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Cautionary Note Regarding Forward-Looking Statements, page ii

3.
The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

RESPONSE:
The Registration Statement has been revised as requested. Please see page ii of Amendment No. 1.
Incorporation of Certain Documents by Reference, page 84
RESPONSE:

4.
We note that you filed a Current Report on Form 8-K on March 25, 2014. Please file an amendment that specifically incorporates all Exchange Act reports filed prior to the effective date of the pending Registration Statement on Form S-4 pursuant to Section 13(a) or 15(d) of the Exchange Act. When amending your Form S-4, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act after “the date of the initial registration statement and prior to effectiveness of the registration

Securities and Exchange Commission
April 11, 2014

statement” shall be deemed to be incorporated by reference into the prospectus. Refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.
RESPONSE:
The Registration Statement has been revised as requested. Please see page 84 of Amendment No. 1.
Exhibit 5.1

5.
We note that the registration statement and prospectus refer to the registration of up to $325,000,000 aggregate principal amount of new “8 5/8% senior secured notes due 2018” whereas the opinion refers to registration of your “7.625% senior secured notes due 2018.” Please obtain and file a revised opinion that accurately describes the securities covered by the registration statement and prospectus.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that a revised opinion has been filed as Exhibit 5.1 to Amendment No. 1.
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Securities and Exchange Commission
April 11, 2014

Please direct any questions that you have with respect to the foregoing to James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3287.
Very truly yours,

Vinson & Elkins L.L.P.

By:    /s/ James M. Prince
Name:    James M. Prince

Enclosures
cc: Karina V. Dorin, Securities and Exchange Commission
J. Russell Porter, Gastar Exploration Inc.
Michael A. Gerlich, Gastar Exploration Inc.
Sarah K. Morgan, Vinson & Elkins L.L.P.